Jorden Burt LLP
Suite 400 East
1025 Thomas Jefferson Street, N.W.
Washington, D.C. 20007
                                                                   Joan E. Boros
                                                                  (202) 965-8150
                                                               JEB@Jordenusa.com

                                                                 Filed Via EDGAR
March 12, 2008

Mr. Harry Eisenstein
Branch Chief
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE: Tables of hypothetical results for model portfolios constructed by back testing the various respective quantitative strategies used by each of the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund and JNL/S&P 4 Fund (collectively, the "Fund(s)") contained in the prospectus for JNL Series Trust, (the "Trust") (File Nos: 33-87244 and 811-8894).

Dear Mr. Eisenstein:

The proposed prospectus disclosure is in response to your request transmitted by Ellen Sazzman to me during a telephone discussion on March 11, 2008. The revisions to the disclosure reflect the various comments received from you during the course of our discussions. We are providing the proposed changes to the JNL/Competitive Advantage Fund as a template for corresponding changes we will make to the other Funds' disclosure, as applicable once the prospectus disclosure is regarded as sufficient. In addition, we are including the changes to the disclosure accompanying the RETURNS FOR A MODEL PORTFOLIO USING JNL/S&P STRATEGIES section of the prospectus.

Your prompt attention to our responses and meaningful explanations of the Commission staff's concerns are appreciated. Either I ((202) 965 8150) or Richard Choi ((202) 965 8127) will be available at your convenience for further comments or questions.

                                                               Sincerely yours,

                                                               /s/ Joan E. Boros

                                                               Joan E. Boros
Cc:
Richard T. Choi. Esq.
Susan S. Rhee, Esq.

encs.

                               PROPOSED CHANGES TO
                       JNL/S&P COMPETITIVE ADVANTAGE FUND
                                       AND
                       RETURNS FOR A MODEL PORTFOLIO USING
                               JNL/S&P STRATEGIES



JNL/S&P COMPETITIVE ADVANTAGE FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/S&P Competitive Advantage Fund is capital appreciation.


PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), profitable and predominantly higher-quality (the "Selected Companies"). In selecting the companies, SPIAS identifies 30 companies ranked by return on invested capital and lowest market-to-book multiples, as determined by the criteria below.

The Fund engages co-sub-advisers. SPIAS serves as the Sub-Adviser responsible for the selection and allocation of investments. Mellon Capital Management Corporation ("Mellon Capital") serves as the Sub-Adviser responsible for trading services for the Fund.

The 30 companies are selected each Stock Selection Date. Initially, the Stock Selection Date was December 3, 2007. Thereafter, the Stock Selection Date will be on or about December 1 of each year. SPIAS uses a buy and hold strategy, identifying trades only around each Stock Selection Date, when cash flow activity occurs in the Fund, and for dividend reinvestment. Mellon Capital will perform the trading services consistent with best price and execution.



The Fund invests in the common stock of 30 companies included in the S&P 500. The 30 common stocks are chosen on each Stock Selection Date as follows:

     o First, from the companies included in the S&P 500 Index, SPIAS excludes stocks with a S&P Quality Rank of B- or lower; and then,

     o Of the remaining, SPIAS selects the top 50 stocks as ranked by return on invested capital; and then,

     o    SPIAS selects the 30 stocks with the lowest price to book multiple.

Between Stock Selection Dates, when cash inflows and outflows require, Mellon Capital makes new purchases and sales of common stocks of the Selected Companies in approximately the same proportion that such stocks are then held in the Fund determined based on current market value.

Certain anticipated events, such as spin offs, mergers and dividend reinvestment will be invested as follows.

If a Selected Company has a spin off, the Fund will liquidate the spin off and reinvest the proceeds into the parent company that is a Selected Company. If a Selected Company is merged into another company and is not the surviving company, the Fund will liquidate the stock of the surviving company promptly and reinvest the proceeds in the remaining Selected Companies in proportion to the then current market value. If two Selected Companies merge, the Fund will retain the stock of the surviving Selected Company in accordance with the combined weighting of the 2 Selected Companies prior to the merger.

Dividends are reinvested pro-rata across all holdings based on current market value.



Companies, which as of the Stock Selection Date, S&P has announced will be removed from the S&P 500, will be removed from the universe of securities from which the Fund stocks are selected.

Certain provisions of the 1940 Act limit the ability of the Fund to invest more than 5% of the Fund's total assets in the stock of any company that derives more than 15% of its gross revenues from securities related activities ("Securities Related Companies"). If a Securities Related Company is selected by the strategy described above, SPIAS may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with these provisions. Any amount that cannot be allocated to a Securities Related Company because of the 5% limit will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.

Certain provisions of the 1940 Act limit the ability of the Fund to invest more than 25% of the Fund's total assets in a particular industry ("25% limitation"). If a security is selected which would cause the Fund to exceed the 25% limitation, the Sub-Adviser may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with the 25% limitation. Any amount that cannot be allocated to a particular industry because of the 25% limitation will be allocated among the remaining portfolio securities in proportion to the percentage relationships determined by the strategy.


PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

     o COMPANY RISK. Because the Fund invests in U.S. traded equity securities, it is subject to company risk. Stock prices typically fluctuate more than the values of other types of securities in response to changes in a particular company's financial conditions. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock price.

     o ACCOUNTING RISK. The investment selection criteria used by the Fund are based, in part, on information drawn from the financial statements of issuers in which the Fund invests. The financial information contained in such financial statements may not be accurate and may reflect accounting approaches that are inconsistent with approaches used by others. As a result, there can be no assurance that the fund will be able to accurately identify investment opportunities in line with its principal investment strategies.

     o    NON-DIVERSIFICATION  RISK. The Fund is  "non-diversified" as such term is defined in the 1940 Act, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

     o LIMITED MANAGEMENT RISK. The Fund's strategy of investing in 30 companies according to criteria determined on each Stock Selection Date prevents the Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the 30 selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Fund to more risk if one of the selected stocks declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Fund from taking advantage of opportunities available to other funds.


     o TRADING COST RISK. Due to the investment strategy of the Fund, the Fund's entire portfolio may be repositioned around the Stock Selection Date. The Fund's repositioning of its portfolio may lead to higher transaction costs because the Fund could be trading large volumes in a particular security during a short trading period. As part of the process, the Fund may incur significant trading costs and commissions, which could negatively affect performance.


     o LIQUIDITY RISK. Liquidity risks exist when particular investments are difficult to purchase or sell. A Fund's investment in a particular security may reduce the returns of the Fund because it may be unable to sell that security at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

     o TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS. In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments. The Fund reserves the right to invest without limitation in such instruments. During periods in which a Fund employs such a temporary defensive strategy or holds large cash positions, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive or large cash position may reduce the potential for appreciation of the Fund's portfolio and may affect the Fund's performance.

PERFORMANCE. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable insurance contract.

In addition, the performance of the Fund depends on the Sub-Adviser's ability to effectively implement the investment strategies of the Fund.

Performance information has not been presented because the Fund has less than one calendar year of performance.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS A
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.50%
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.20%
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses                                                                                        0.00%
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses*                                                                      0.04%
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.74%
--------------------------------------------------------------------------------------------- -----------------------

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS B
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.50%
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.00%
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses                                                                                        0.00%
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses*                                                                      0.01%
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.51%
--------------------------------------------------------------------------------------------- -----------------------

* Amount represents the Fund's pro-rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

------------------------------------------------------------------------------------ --------------------------
EXPENSE EXAMPLE                                                                               CLASS A
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
1 Year                                                                                           $76
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
3 Years                                                                                         $237
------------------------------------------------------------------------------------ --------------------------

------------------------------------------------------------------------------------ --------------------------
EXPENSE EXAMPLE                                                                               CLASS B
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
1 Year                                                                                           $52
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
3 Years                                                                                         $164
------------------------------------------------------------------------------------ --------------------------

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND. To effectively manage cash inflows and outflows, the Fund will maintain a cash position of up to 5% of net assets under normal circumstances primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Fund may also invest to some degree in money market instruments.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

THE SUB-ADVISERS AND PORTFOLIO MANAGEMENT. The Fund engages co-sub-advisers. SPIAS serves as the Sub-Adviser responsible for the selection and allocation of investments. Mellon Capital serves as the Sub-Adviser responsible for trading services for the Fund.

SPIAS is located at 55 Water Street, New York, New York 10041. SPIAS was established in 1995. SPIAS is a subsidiary of The McGraw-Hill Companies, Inc. ("McGraw-Hill"), a publicly traded company with interests in publishing, financial information and financial services. SPIAS is affiliated with Standard & Poor's ("S&P"), a division of McGraw-Hill. S&P is a provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. In addition to SPIAS, S&P operates several affiliates that engage in other separate business activities. SPIAS operates independently of and has no access to analysis or other information supplied or obtained by S&P in connection with its ratings business, except to the extent such information is made available by S&P to the general public.

Massimo Santicchia holds the primary responsibility for the development of the stock recommendations for the funds. Massimo Santicchia has been a Director with SPIAS since April 2005 with responsibility for the design, construction and management of quantitatively oriented portfolio strategies. Mr. Santicchia joined Standard & Poor's in 2000 as a Portfolio Analyst and Strategist with Portfolio Advisors. In 2001 he then joined the Equity Research team where he covered mid and small cap stocks. During his tenure in Equity Research, he was promoted to Senior Investment Officer. Mr. Santicchia has been the lead portfolio officer since the inception of the Fund.

Mellon Capital is located at 50 Fremont Street, Suite 3900, San Francisco, California 94105. Mellon Capital is a wholly-owned indirect subsidiary of The Bank of New York Mellon Corporation, a publicly traded financial holding company.

Mellon Capital is responsible for managing the investment of portfolio assets according to the allocations developed by SPIAS. Mellon Capital directs portfolio transactions, as required, to closely replicate the allocation instructions prepared by SPIAS. The individual members of the team who are jointly and primarily responsible for monitoring and reviewing portfolio allocations, and executing of SPIAS portfolio allocations are:

Karen Q. Wong, CFA is a Managing Director, Equity Portfolio Management at Mellon Capital. Ms. Wong has been a manager of the Fund since its inception. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds a M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of the CFA Institute and the CFA Society of San Francisco.

Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown joined Mellon Capital in 1995 as senior associate portfolio manager, was promoted to Vice President in 1998, and to his current position in 2002. In his position, he co-manages a team of portfolio managers for domestic and international equity indexing funds, reviews trades proposed by the portfolio managers, reviews and monitors accounts, and approves corporate action responses. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment
Management and Research ("AIMR"), and the CFA Society of San Francisco. Mr. Brown has been a manager of the Fund since its inception.

Both Ms. Wong and Mr. Brown review trades proposed by the portfolio managers, review and monitor accounts, and approve corporate action responses for all domestic and international equity indexing funds.

Karen Wong and Richard Brown play equal roles with respect to the management of the Fund and each has the authority to approve transactions to the Fund. There are no limits on the team members' roles.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreements is available in the Fund's Annual Report dated December 31, 2007.

                       RETURNS FOR A MODEL PORTFOLIO USING
                               JNL/S&P STRATEGIES

The following table provides the hypothetical results for model portfolios constructed by back testing the various respective quantitative strategies used by each of the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, JNL/S&P Total Yield Fund and JNL/S&P 4 Fund (the "Fund(s)") for the periods prior to the inception dates of the Funds and the S&P 500 Index for the periods presented.


THE RETURNS FOR THE MODEL PORTFOLIOS DO NOT REPRESENT THE PERFORMANCE OF THE FUNDS, ARE DESIGNED MERELY TO SHOW THE MATHEMATICAL BASIS FOR EACH FUND'S
STRATEGY AND ARE NOT INTENDED TO PREDICT OR PROJECT THE PERFORMANCE OF THE INVESTMENT STRATEGY. Please note that the S&P 500 Index returns do not reflect any deduction for fees, expenses or taxes and would be lower if they did. The tables also show how that hypothetical performance varies from year to year. Please note that return data was generated mechanically through back testing and compiled after the end of the period depicted and does not represent investment decisions of the Sub-Advisers and should not be considered a reflection of the Sub-Advisers' skills. Rather, the back-tested results were achieved by means of retroactive application of a back-tested model that was designed with the benefit of hindsight.


The hypothetical and historical performance information does take into consideration fund operating expenses as shown in the Fund operating expense tables in the prospectus. However, it does not take into consideration any sales charges, commissions, insurance fees or charges imposed on the sale of the variable insurance contracts, nor taxes. The hypothetical results for the model portfolios also do not reflect portfolio transaction costs, which may be material. Any of such charges will lower the returns shown. (See the prospectuses for the applicable Fund and Contract). The tables also show how hypothetical data varies from year to year.


The hypothetical data for the model portfolios relies on certain assumptions:

     o That each investment strategy was fully invested as of the Stock Selection Date and that each Stock Selection Date was the first business day on or after December 1 of each year.
     o That the asset level for each model portfolio remained static with no inflows or outflows.
     o That all dividends are reinvested in the stock that paid the dividend at the end of the month in which the stock went ex-dividend.

     o    That the proceeds from spin-offs are reinvested in the parent company.
     o The hypothetical results reflect a reduction for the annual expense ratio reflected in the table of Annual Fund Operating Expenses disclosure for each Fund.

     o In preparing the hypothetical data, various assumptions about how the strategies would have been implemented historically. The intent was to faithfully replicate the historical performance of the strategies; however, there can be no assurances that the hypothetical data shown could have been achieved with actual trading or that other assumptions would have produced identical results.


Furthermore, actual performance will always differ from (and typically be less than) back tested results for a number of reasons including the following:

     o The hypothetical data do not reflect that a Fund may maintain a cash position of up to 5% of a Fund's assets to effectively manage cash inflows and outflows. The hypothetical results would be different if the cash positions were reflected.

     o The hypothetical data do not reflect the effects of cash flows in and out of the Funds; in practice, all such cash flows (other than spin offs but including both net sales and dividends when they are received) will be reinvested proportionately into all of the stocks in the portfolio based on the then current market values.

     o An investment strategy may not become fully invested until five business days after the Stock Selection Date.

     o The hypothetical data do not reflect insurance fees, commissions, certain expenses and taxes. Actual performance may be materially lower after such fees, commissions, expenses and taxes are deducted.

     o The hypothetical data shown below for the Funds do not represent the results of actual trading of a portfolio of securities and may not reflect the impact that any material market or economic factors might have had if the investment strategies had been used.


The Funds' are managed based on the same investment assumptions other than with regard to the reinvestment of dividends. See the Funds' disclosure for how dividends are reinvested.


Performance information has been compiled by SPIASfrom various sources believed to be accurate, including Standard & Poor's Compustat database also known as Point-in-Time (PIT) database. However, such information has not been audited.


The hypothetical and historical returns shown below for the Funds are not indicative of future performance and are not indicative of the expected returns for a specific Fund. The hypothetical and historical returns shown below do indicate the significant variation in returns among the several Funds in any given year, as well as the significant variation in returns from a particular investment strategy, both absolutely and in relation to its respective index, over a period of years. In fact, the hypothetical results for each Fund under-performed the index in certain years.